Form U-7D/A

                        CERTIFICATE PURSUANT TO RULE 7(D)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Initial Filing

     The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

Preliminary Note

     This filing relates to the lease and leaseback of an Undivided Interest in the Facility, consisting of the Real Property Portion and the Personal Property Portion of each of Deerhaven Generating Station Unit No. 1, Deerhaven Generating Station Unit No. 2, and the Common Facilities, and the Site on which such Units and the Common Facilities are situated, as described in paragraph 5 below. Pursuant to two lease agreements (the "Head Leases"), the City of Gainesville, Florida, doing business as Gainesville Regional Utilities (the "City"), has granted a leasehold interest in the Undivided Interest in Deerhaven Generating Station Unit No. 1, Deerhaven Generating Station Unit No. 2, the Common Facilities, and the Site to Wilmington Trust Company, which is acting as trustee (in this capacity as "Lessor") of one trust estate created under a trust agreement (the "Trust Agreement") for the benefit of the equity investor, BNY Gator L.L.C. A portion of the rent under the Head Leases was paid on the closing date of the transaction, with another installment of rent under each Head Lease due after the expiration of the terms of the Head Leases. Simultaneously with the execution of the Head Leases, the Lessor leased its Undivided Interest in the Facility to the City for approximately 19.997 years (the "Lease").

1.       Lessee public-utility company: Gainesville Regional Utilities
                  Address:          301 S.E. 4th Avenue
                                    Gainesville, Florida 32601

2. Date: The Lease Agreement from the Lessor to the City was entered into on December 10, 1998.

         2a. Expected date facility will be placed in service: The facility was in service on the commencement date of the term of the Lease.

3.       Regulatory authority which has acted on transaction:
                  Name: The City Commission of the City of Gainesville, Florida Date of order: November 30, 1998
                  Name: Securities and Exchange Commission ("SEC")
                  Date of Order: SEC no-action letter, dated November 30, 1998 addressed to Robert B. Michel concerning certain aspects of Rule 7-D requirements.

4. Initial term of lease: The Lease from the Lessor to the City commenced on December 10, 1998 and expires on December 9, 2018 (approximately
         19.997 years).

         4a. Renewal options: Assuming the Lessee does not exercise its option to purchase the Undivided Interest under the lease at the end of the initial term, the Lease may be subject to renewal by the Lessor for a fixed term expiring on December 9, 2030 (a renewal period of approximately 12 years).

5. Brief description of the facility: This filing relates to the lease and leaseback financing transaction by the City of Gainesville, Florida, doing business as Gainesville Regional Utilities, a public utility system owned and operated by the City, of an Undivided Interest consisting of (i) 100% of the City's interest in Deerhaven Generating Station Unit No. 1, a conventional gas and oil fueled steam electric generating unit; (ii) 92.7258% of the City's interest in Deerhaven Generating Station Unit No. 2, a coal fueled steam electric generating unit; (iii) 92.7258% of the City's interest in Common Facilities used in the operation of Unit No. 1 and Unit No 2; and (iv) 100% of the City's interest in the Site on which Unit No. 1, Unit No. 2, and the Common Facilities are situated.


6. Manufacturer or supplier: Various manufacturers and suppliers consisting of the following were responsible for the design and construction of Unit No. 1, Unit No. 2, the Common Facilities, and the
         Site:

                  Westinghouse Electric Corporation
                  Nash Engineering Company
                  Marley Cooling Tower Company
                  Baldwin-Lima-Hamilton Corporation
                  Babcock & Wilcox Company
                  Forney Engineering Company
                  Buffalo Forge Company
                  Air Preheater Company
                  Diamond Power Specialty Company
                  Bailey Controls Company
                  Borg Warner Corp. - Byron Jackson Pump Div.
                  Ecodyne Corp, Graver Water Division
                  Dresser Industries Pacific Pump Division

                  Yuba Industries, General Electric
                  Spectrum Systems, Inc.
                  Foster Wheeler Energy Corporation
                  Transamerica Delaval, Inc.
                  Riley Stoker Corporation Stock Equipment Company Clarage Corporation
                  Hydro Dyne, Inc.
                  Mid West Conveyer Co.
                  Research Cottrell, Inc.
                  United Conveyor Corp.
                  Gould, Inc.
                  Resource conservation Co.
                  Stork Bowen Engineering, Inc.
                  Envirotech Corporation - Emico Process Machinery Permutit Company

7. Cost to Lessor under the Head Leases: $277,000,907, which represents the approximate aggregate present value of the installments of rent payable under the Head Leases.

8.       Basic rent. Initial term: (See Schedule 1)

8a.      Periodic installment. Amount: (See Schedule 1)

9. Holder of legal title to facility: The City of Gainesville, Florida Holder of the long-term leasehold interest in the Undivided Interest under the Head Leases:
         Wilmington Trust Company

                  Address:          Rodney Square North
                                    1100 North Market Street
                                    Wilmington, Delaware 19890-0001

10. Holder of beneficial interest in the long-term leasehold interest in the Undivided Interest:

Name and Address                Amount invested                Percent of equity
--------------------------------------------------------------------------------
BNY Gator LLC                   $107,990,949                         100.00%
c/o BNY Capital Funding LLC     (excluding transaction
1290 Avenue of the Americas     expenses and excluding
New York, New York 10104        the proceeds of the loan
                                described below)

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state: The amount borrowed is $141,134,398.89. The interest rate is 6.13% per annum, compounded semi-annually. There is one lender. The interest and terms of repayment (amount and period) are shown on Schedule 2.

         Signature of Holder of Undivided Interest leased to lessee:

                                  WILMINGTON TRUST COMPANY,
                                  not in its individual capacity, but solely in its capacity as trustee under the Trust Agreement.

                                  /s/W. Chris Sponenberg
                                  -------------------------------------, by
                                  Name: W. Chris Sponenberg
                                  Title: Assistant Vice President

         Signature of Holder of beneficial interest:

                                  BNY GATOR LLC

                                  /s/Barbara J. Dering
                                  -------------------------------------, by
                                  Name: Barbara J. Dering
                                  Title: Vice President

         Date executed: January 11, 1999

                                                          Schedule 1
                                                            Page 1

                                                     BASIC RENT PAYMENTS
                                                   (REAL PROPERTY PORTION)

                                                      Designated Rent                       Designated Interest      Designated
             Real Property         Real Property     for Real Property    Designated Rent    for Real Property        Interest
               Portion               Portion          Portion of the     for Real Property    Portion of the     for Real Property
           of the Unit No. 2     of the Unit No. 1      Unit No. 2         Portion f the        Unit No. 2         Portion of the
              Basic Rent            Basic Rent          Basic Rent        Unit No. 1 Basic      Basic Rent        Unit No. 1 Basic
 Date          Payment*              Payment*            Payment            Rent Payment          Payment            Rent Payment
 ----          --------              --------            -------            ------------          -------            ------------

06/09/99     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
12/09/99       577,985.11           138,183.37         1,009,116.68          241,257.34                0.00                0.00
06/09/00       577,985.11           138,183.37         1,009,116.68          241,257.34           13,214.22            3,159.23
12/09/00       577,985.11           138,183.37         1,009,116.68          241,257.34           26,833.33            6,415.25
06/09/01       577,985.11           138,183.37         1,009,116.68          241,257.34           40,870.03            9,771.11
12/09/01     2,869,897.71           686,128.66         1,009,116.68          241,257.34           55,336.88           13,229.82
06/09/02       507,737.99           121,388.85         1,009,116.68          241,257.34                0.00                0.00
12/09/02       507,737.99           121,388.85         1,009,116.68          241,257.34           15,367.33            3,673.99
06/09/03     2,058,447.03           492,128.86         1,009,116.68          241,257.34           31,205.52            7,460.54
12/09/03     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
06/09/04     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
12/09/04       426,045.04           101,857.88         1,009,116.68          241,257.34                0.00                0.00
06/09/05     1,610,059.59           384,929.41         1,009,116.68          241,257.34           17,871.08            4,272.58
12/09/05     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
06/09/06     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
12/09/06       351,206.27            83,965.60         1,009,116.68          241,257.34                0.00                0.00
06/09/07       351,206.27            83,965.60         1,009,116.68          241,257.34           20,165.02            4,821.01
12/09/07       351,206.27            83,965.60         1,009,116.68          241,257.34           40,948.03            9,789.76
06/09/08     3,106,329.04           742,654.13         1,009,116.68          241,257.34           62,368.01           14,910.80
12/09/08     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
06/09/09     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
12/09/09       220,558.02            52,730.51         1,009,116.68          241,257.34                0.00                0.00
06/09/10       220,558.02            52,730.51         1,009,116.68          241,257.34           24,169.34            5,778.35
12/09/10       220,558.02            52,730.51         1,009,116.68          241,257.34           49,079.47           11,733.81
06/09/11       220,558.02            52,730.51         1,009,116.68          241,257.34           74,753.06           17,871.79
12/09/11     4,412,567.00         1,054,946.55         1,009,116.68          241,257.34          101,213.61           24,197.92
06/09/12     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
12/09/12     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
06/09/13     1,009,116.74           241,257.35         1,009,116.68          241,257.34                0.00                0.00
12/09/13       172,835.90            41,321.22         1,009,116.68          241,257.34                0.00                0.00
06/09/14             0.00                 0.00         1,009,116.68          241,257.34           25,632.06            6,128.06
12/09/14             0.00                 0.00         1,009,116.68          241,257.34           57,347.10           13,710.42
06/09/15             0.00                 0.00         1,009,116.68          241,257.34           90,034.19           21,525.17
12/09/15             0.00                 0.00         1,009,116.68          241,257.34          123,723.12           29,579.44
06/09/16             0.00                 0.00         1,009,116.68          241,257.34          158,444.74           37,880.61
12/09/16             0.00                 0.00         1,009,116.68          241,257.34          194,230.49           46,436.19
06/09/17             0.00                 0.00         1,009,116.68          241,257.34          231,113.00           55,253.97
12/09/17             0.00                 0.00         1,009,116.68          241,257.34          269,126.02           64,342.04
06/09/18             0.00                 0.00         1,009,116.68          241,257.34          308,304.25           73,708.68
12/09/18    12,734,086.27         3,044,436.57         1,009,116.68          241,257.34          348,684.99           83,362.82

Totals      42,744,702.24        10,219,306.81        40,364,667.33        9,650,293.44        2,380,034.91          569,013.37

*Payments are in arrears


                                                          Schedule 1
                                                            Page 2

                                                     BASIC RENT PAYMENTS
                                                 (PERSONAL PROPERTY PORTION)

                                                     Designated Rent                          Designated Interest      Designated
         Personal Property    Personal Property  for Personal Property    Designated Rent    for Personal Property    Interest for
             Portion               Portion          Portion of the     for Personal Property   Portion of the      Personal Property
         of the Unit No. 2     of the Unit No. 1      Unit No. 2         Portion f the           Unit No. 2         Portion of the
            Basic Rent            Basic Rent          Basic Rent        Unit No. 1 Basic         Basic Rent        Unit No. 1 Basic
 Date        Payment*              Payment*            Payment            Rent Payment            Payment              Rent Payment
 ----        --------              --------            -------            ------------            -------              ------------

06/09/99     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
12/09/99     2,924,743.91           590,283.32        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/00     2,924,743.91           590,283.32        5,106,373.58         1,030,588.40            66,867.16           13,495.39
12/09/00     2,924,743.91           590,283.32        5,106,373.58         1,030,588.40           135,783.13           27,404.29
06/09/01     2,924,743.91           590,283.32        5,106,373.58         1,030,588.40           206,812.20           41,739.65
12/09/01    14,522,373.96         2,930,962.64        5,106,373.58         1,030,588.40           280,017.97            56,514.33
06/09/02     2,569,276.55           518,541.50        5,106,373.58         1,030,588.40                 0.00                0.00
12/09/02     2,569,276.55           518,541.50        5,106,373.58         1,030,588.40            77,762.38           15,694.31
06/09/03    10,416,237.99         2,102,246.13        5,106,373.58         1,030,588.40           157,907.44           31,869.50
12/09/03     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/04     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
12/09/04     2,155,890.55           435,110.31        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/05     8,147,289.49         1,644,318.01        5,106,373.58         1,030,588.40            90,432.00           18,251.34
12/09/05     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/06     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
12/09/06     1,777,188.37           358,679.15        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/07     1,777,188.37           358,679.15        5,106,373.58         1,030,588.40           102,039.88           20,594.09
12/09/07     1,777,188.37           358,679.15        5,106,373.58         1,030,588.40           207,206.90           41,819.31
06/09/08    15,718,773.45         3,172,424.69        5,106,373.58         1,030,588.40           315,597.14           63,695.06
12/09/08     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/09     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
12/09/09     1,116,076.70           225,250.99        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/10     1,116,076.70           225,250.99        5,106,373.58         1,030,588.40           122,302.70           24,683.61
12/09/10     1,116,076.70           225,250.99        5,106,373.58         1,030,588.40           248,353.95           50,123.77
06/09/11     1,116,076.70           225,250.99        5,106,373.58         1,030,588.40           378,268.51           76,343.64
12/09/11    22,328,652.30         4,506,456.44        5,106,373.58         1,030,588.40           512,165.26          103,367.21
06/09/12     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
12/09/12     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/13     5,106,373.86         1,030,588.46        5,106,373.58         1,030,588.40                 0.00                0.00
12/09/13       874,591.28           176,513.45        5,106,373.58         1,030,588.40                 0.00                0.00
06/09/14             0.00                 0.00        5,106,373.58         1,030,588.40           129,704.42           26,177.46
12/09/14             0.00                 0.00        5,106,373.58         1,030,588.40           290,190.16           58,567.32
06/09/15             0.00                 0.00        5,106,373.58         1,030,588.40           455,594.72           91,949.92
12/09/15             0.00                 0.00        5,106,373.58         1,030,588.40           626,068.78          126,355.66
06/09/16             0.00                 0.00        5,106,373.58         1,030,588.40           801,768.56          161,816.09
12/09/16             0.00                 0.00        5,106,373.58         1,030,588.40           982,853.06          198,363.27
06/09/17             0.00                 0.00        5,106,373.58         1,030,588.40         1,169,487.47          236,030.56
12/09/17             0.00                 0.00        5,106,373.58         1,030,588.40         1,361,842.52          274,852.41
06/09/18             0.00                 0.00        5,106,373.58         1,030,588.40         1,560,093.80          314,864.27
12/09/18    64,437,544.98        13,005,038.81        5,106,373.58         1,030,588.40         1,764,430.08          356,104.22

Totals     216,298,493.28        43,654,212.77      204,254.943.12        41,223,536.11        12,043,550.16        2,430,676.67

*Payments are in arrears



                                                          Schedule 2
                                                            Page 1

                                                    AMORTIZATION SCHEDEULE
                                                          For Unit 1


A                 B                    C                    D                     E                      F                   G

                                                                                                                        Principal
                                                                                                                       Outstanding
                                                                                                                          after
                                                                                                                       Application
                                                                                                                            of
               Principal               Accrued              Interest           Net Amount             Additions         Preceding
  Date            Due                  Interest             Payable             Payable              to Principal        Columns
  ----            ---                  --------             -------             -------              ------------        -------

12/10/98              0.00                 0.00                 0.00                 0.00                 0.00        24,298,500.00
06/09/99        531,234.28           740,611.53           740,611.53         1,271,845.81                 0.00        23,767,265.72
12/09/99              0.00           728,466.69           728,466.69           728,466.69                 0.00        23,767,265.72
06/09/00              0.00           728,466.69           728,466.69           728,466.69                 0.00        23,767,265.72
12/09/00              0.00           728,466.69           728,466.69           728,466.69                 0.00        23,767,265.72
06/09/01              0.00           728,466.69           728,466.69           728,466.69                 0.00        23,767,265.72
12/09/01      2,888,624.60           728,466.69           728,466.69         3,617,091.30                 0.00        20,878,641.12
06/09/02              0.00           639,930.35           639,930.35           639,930.35                 0.00        20,878,641.12
12/09/02              0.00           639,930.35           639,930.35           639,930.35                 0.00        20,878,641.12
06/09/03      1,954,444.64           639,930.35           639,930.35         2,594,374.99                 0.00        18,924,196.48
12/09/03        691,819.19           580,026.62           580,026.62         1,271,845.81                 0.00        18,232,377.29
06/09/04        713,023.45           558,822.36           558,822.36         1,271,845.81                 0.00        17,519,353.85
12/09/04              0.00           536,968.20           536,968.20           536,968.20                 0.00        17,519,353.85
06/09/05      1,492,279.23           536,968.20           536,968.20         2,029,247.42                 0.00        16,027,074.62
12/09/05        780,615.97           491,229.84           491,229.84         1,271,845.81                 0.00        15,246,458.65
06/09/06        804,541.85           467,303.96           467,303.96         1,271,845.81                 0.00        14,441,916.80
12/09/06              0.00           442,644.75           442,644.75           442,644.75                 0.00        14,441,916.80
06/09/07              0.00           442,644.75           442,644.75           442,644.75                 0.00        14,441,916.80
12/09/07              0.00           442,644.75           442,644.75           442,644.75                 0.00        14,441,916.80
06/09/08      3,472,434.07           442,644.75           442,644.75         3,915,078.82                 0.00        10,969,482.73
12/09/08        935,631.16           336,214.65           336,214.65         1,271,845.81                 0.00        10,033,851.56
06/09/09        964,308.26           307,537.55           307,537.55         1,271,845.81                 0.00         9,069,543.31
12/09/09              0.00           277,981.50           277,981.50           277,981.50                 0.00         9,069,543.31
06/09/10              0.00           277,981.50           277,981.50           277,981.50                 0.00         9,069,543.31
12/09/10              0.00           277,981.50           277,981.50           277,981.50                 0.00         9,069,543.31
06/09/11              0.00           277,981.50           277,981.50           277,981.50                 0.00         9,069,543.31
12/09/11      5,283,421.49           277,981.50           277,981.50         5,561,402.99                 0.00         3,786,121.82
06/09/12      1,155,801.18           116,044.63           116,044.63         1,271,845.81                 0.00         2,630,320.64
12/09/12      1,191,226.48            80,619.33            80,619.33         1,271,845.81                 0.00         1,439,094.16
06/09/13      1,227,737.57            44,108.24            44,108.24         1,271,845.81                 0.00           211,356.59
12/09/13        211,356.59             6,478.08             6,478.08           217,834.67                 0.00                 0.00

Total        24,298.500.00        13,525,544.20        13,525,544.20        37,824,044.21                 0.00


                                                          Schedule 2
                                                            Page 2

                                                    AMORTIZATION SCHEDEULE
                                               For Unit 2 and Common Facilities


A                      B                   C                    D                 E                  F               G

                                                                                                                  Principal
                                                                                                                 Outstanding
                                                                                                                   after
                                                                                                                 Application
                                                                                                                      of
                     Principal          Accrued             Interest           Net Amount       Additions         Preceding
  Date                 Due             Interest             Payable             Payable        to Principal        Columns
  ----                 ---             --------             -------             -------        ------------        -------


12/10/98                   0.00               0.00               0.00                0.00           0.00       116,835,898.89
06/09/99           2,544,364.86       3,561,125.74       3,561,125.74        6,115,490.60           0.00       114,281,534.03
12/09/99                   0.00       3,502,729.02       3,502,729.02        3,502,729.02           0.00       114,281,534.03
06/09/00                   0.00       3,502,729.02       3,502,729.02        3,502,729.02           0.00       114,281,534.03
12/09/00                   0.00       3,502,729.02       3,502,729.02        3,502,729.02           0.00       114,281,534.03
06/09/01                   0.00       3,502,729.02       3,502,729.02        3,502,729.02           0.00       114,281,534.03
12/09/01          13,889,542.66       3,502,729.02       3,502,729.02       17,392,271.67           0.00       100,391,991.37
06/09/02                   0.00       3,077,014.54       3,077,014.54        3,077,014.54           0.00       100,391,991.37
12/09/02                   0.00       3,077,014.54       3,077,014.54        3,077,014.54           0.00       100,391,991.37
06/09/03           9,397,670.48       3,077,014.54       3,077,014.54       12,474,685.02           0.00        90,994,320.89
12/09/03           3,326,514.66       2,788,975.94       2,788,975.94        6,115,490.60           0.00        87,667,806.23
06/09/04           3,428,472.34       2,687,018.26       2,687,018.26        6,115,490.60           0.00        84,239,333.88
12/09/04                   0.00       2,581,935.58       2,581,935.58        2,581,935.58           0.00        84,239,333.88
06/09/05           7,175,413.49       2,581,935.58       2,581,935.58        9,757,349.08           0.00        77,063,920.39
12/09/05           3,753,481.44       2,362,009.16       2,362,009.16        6,115,490.60           0.00        73,310,438.95
06/09/06           3,868,525.65       2,246,964.95       2,246,964.95        6,115,490.60           0.00        69,441,913.30
12/09/06                   0.00       2,128,394.64       2,128,394.64        2,128,394.64           0.00        69,441,913.30
06/09/07                   0.00       2,128,394.64       2,128,394.64        2,128,394.64           0.00        69,441,913.30
12/09/07                   0.00       2,128,394.64       2,128,394.64        2,128,394.64           0.00        69,441,913.30
06/09/08          16,696,707.84       2,128,394.64       2,128,394.64       18,825,102.48           0.00        52,745,205.46
12/09/08           4,498,850.06       1,616,640.54       1,616,640.54        6,115,490.60           0.00        48,246,355.41
06/09/09           4,636,739.81       1,478,750.79       1,478,750.79        6,115,490.60           0.00        43,609,615.59
12/09/09                   0.00       1,336,634.72       1,336,634.72        1,336,634.72           0.00        43,609,615.59
06/09/10                   0.00       1,336,634.72       1,336,634.72        1,336,634.72           0.00        43,609,615.59
12/09/10                   0.00       1,336,634.72       1,336,634.72        1,336,634.72           0.00        43,609,615.59
06/09/11                   0.00       1,336,634.72       1,336,634.72        1,336,634.72           0.00        43,609,615.59
12/09/11          25,404,584.58       1,336,634.72       1,336,634.72       26,741,219.30           0.00        18,205,031.01
06/09/12           5,557,506.40         557,984.20         557,984.20        6,115,490.60           0.00        12,647,524.61
12/09/12           5,727,843.97         387,646.63         387,646.63        6,115,490.60           0.00         6,919,680.64
06/09/13           5,903,402.39         212,088.21         212,088.21        6,115,490.60           0.00         1,016,278.25
12/09/13           1,016,278.25          31,148.93          31,148.93        1,047,427.18           0.00                 0.00

Total            116,835,898.89      65,035,665.38      65,035,665.38      181,871,564.26

